CONNER &WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Travis L. Wright

Jason B. Coutant

Allison McGrath Gardner

Kerri E. Kobbeman

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172-0148

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

William G. von Glahn

Bob F. McCoy

Lynn P. Mattson

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Victor F. Albert

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

J. Dillon Curran

William M. Lewis

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Donn C. Meindertsma*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

December 20, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.

Amendment No. 1 to Annual Report on Form 10-K/A

Ladies and Gentlemen:

On behalf of Jameson Inns, Inc. (the “Company”), submitted herewith for filing with your office pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, is Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. Amendment No. 1 has been marked to show the changes to the Annual Report on Form 10-K filed March 31, 2005. All of the items of the original report have been included in this amendment which is being submitted to respond to the comments received on the original filings in the letters from Karen J. Garnett dated November 4, 2005 and December 1, 2005.

The financial statements in the report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

December 20, 2005

If you have any questions, please do not hesitate to call me at (918) 586-5691 or Katy Inhofe at (918) 586-8543.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

Enclosures

Steven A. Curlee,

        Jameson Inns, Inc.